UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 21, 2002

                               BIOVAIL CORPORATION
                 (Translation of registrant's name into English)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
                        Telephone Number: (416) 285-6000
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            FORM 20-F X       FORM 40-F
                                     ---               ----


     [Indicate be check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  YES      NO  X
                                     ---      ---

                               BIOVAIL CORPORATION



The registrant hereby incorporates by reference the following exhibits into its Registration Statement on Form F-10 (Registration No. 333-14048):

     1.1 Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc. as U.S. trustee, and Computershare Trust Company of Canada, as Canadian Trustee.

     1.2 First Supplemental Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee, and Computershare Trust Company of Canada, as Canadian Trustee.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              Biovail Corporation

                              By:   /s/ John R. Miszuk
                                    --------------------------------
                                     Name: John R. Miszuk
                                     Title:  Vice President, Controller
May 21, 2002


Exhibit Index

1.1 Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc. as U.S. trustee, and Computershare Trust Company of Canada, as Canadian Trustee.

1.2 First Supplemental Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee, and Computershare Trust Company of Canada, as Canadian Trustee.